EXHIBIT 99.1

Equinox Gold Achieves Commercial Production at the Castle Mountain Gold Mine

VANCOUVER, BC, Nov. 23, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) is pleased to announce that commercial production has been achieved at its Castle Mountain Gold Mine in California, USA.

Equinox Gold expects to produce between 5,000 to 10,000 ounces of gold at Castle Mountain in 2020, with average annual production of approximately 40,000 ounces of gold during the Phase 1 mine life. Equinox Gold is reviewing the potential for a Phase 2 expansion that is expected to increase average production to 200,000 ounces of gold annually. The Phase 2 feasibility study is targeted for completion in Q1 2021.

Christian Milau, Equinox Gold's CEO, stated, "Achieving commercial production at Castle Mountain is an important step for what will ultimately be a long-life 200,000 ounce per year gold mine, bringing significant benefits to local communities, the State of California and Equinox Gold's shareholders."

About Equinox Gold

Equinox Gold is a Canadian mining company with seven operating gold mines and construction underway at an eighth site, a multi-million-ounce gold reserve base and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: Equinox Gold's ability to successfully advance the Castle Mountain expansion, Equinox Gold's strategic vision and Equinox Gold's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "will", "reviewing",  "expected", "expects", "potential", "targeted", "underway" and similar expressions and phrases or statements that certain actions, events or results  "could", "would" or "should" occur, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although Equinox Gold believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold can give no assurance that such expectations will prove to be correct. Equinox Gold cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and Equinox Gold has made assumptions and estimates based on or related to many of these factors. While Equinox Gold considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. Such factors include, without limitation: prices for gold remaining as estimated; Equinox Gold's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; development at Castle Mountain being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Phase 2 expansion and future cash requirements; prices for energy inputs, labour, materials, supplies and services; no labor-related disruptions and no unplanned delays or interruptions in scheduled development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; relationships with, and claims by, local communities and indigenous populations; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in Equinox Gold's MD&A dated February 28, 2020 and its Annual Information Form dated May 13, 2020, both for the year-ended December 31, 2019, and in Equinox Gold's MD&A dated November 5, 2020 for the quarter ended September 30, 2020, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/23/c8732.html

%CIK: 0001756607

For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:30e 23-NOV-20